September 25, 2019

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Transportation and Leisure

100 F Street, N.E.

Washington, D.C. 20549

Attention:      Anne Parker

Laura Nicholson

Re:	Calyxt, Inc.
Registration Statement on Form S-3 (Registration No. 333-233231)

Ladies and Gentlemen:

On behalf of Calyxt, Inc. (the “Company”), the undersigned hereby requests, pursuant to Rule 461 of Regulation C promulgated under the Securities Act of 1933, that the effective time of the Registration Statement on Form S-3 (File No. 333-233231) (the “Registration Statement”) of the Company be accelerated to 4:00 p.m., Eastern Time, on September 27, 2019, or as soon as practicable thereafter. The Company respectfully requests that you notify Peter E. Devlin of such effectiveness by a telephone call to (212) 326-3978.

Please contact Peter E. Devlin at Jones Day at (212) 326-3978 if you have any questions concerning this matter. Thank you for your continued attention to this matter.

Very truly yours,

CALYXT, INC.

By:	/s/ Debra H. Frimerman
Name: Debra H. Frimerman
Title: General Counsel

cc:	Peter E. Devlin
Jones Day